FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix 2003 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    August 11, 2003                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

MICROLOGIX

Annual Report 2003

Capital, Clinicals & Critical Mass

Highlights of Fiscal 2003

- Launch of new Strategic Plan
- Acquisition of Lipopeptide & Polyene programs
- Partnership with Fujisawa Healthcare, Inc.
- Augmentation & restructuring of senior leadership team
- Acquisition of a portfolio of antiviral technologies
- Investment by Biotechnology Value Fund, L.P.
- Resolution of manufacturing and cost-of-goods issues for MBI 594AN
- Initiation of MBI 594AN Phase IIb clinical trial
- Completion of enrollment in MBI 226 Phase III clinical trial

MICROLOGIX VALUES

Micrologix values doing the best that can be done in all situations. Everything we do will adhere to the following core values:

- A commitment to integrity, honesty, and ethics;
- People and relationships, both personal and professional, are a top priority;
- We demonstrate complete trust, fairness, and respect for each person on our team and everyone we touch;
- And, we are dedicated to personal growth and development.

MICROLOGIX BIOTECH INC.

is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is anti-infective drug development with multiple product opportunities in clinical and preclinical development.

Advancing Therapy.
Improving Health.
Enriching Life!

THE MICROLOGIX COMMITMENT

The Micrologix team is committed to building an outstanding, profitable, highly valuable business based on people, relationships, and integrity, with a clear focus and a passionate drive toward the "best that can be done" to deliver new therapeutic products that advance therapy, improve health and enrich lives.

Our Products and Programs

	MBI 226 Catheter-Related Bloodstream Infections	MBI 594AN Acne	MBI 1121 Human Papillomavirus
Product Description & Indication	• Topical gel from cationic peptide platform applied to the skin at catheter insertion site for the prevention of catheter-related bloodstream infections.	• Topical solution from cationic peptide platform under development for the treatment of mild to moderate acne.	• Topical oligonucleotide under development for the treatment of genital warts associated with human papillomavirus (HPV).
Status	• 1,452 patient Phase III clinical trial did not show statistically significant difference to the standard of care in preventing catheter-related bloodstream infections. • Collaboration and license agreement with Fujisawa Healthcare, Inc. and awaiting decision from Fujisawa on future development plans.	• In Phase IIb human clinical development in the US.	• Acquired September 2002. • Phase I trial completed in the US in October 2001.
Market Opportunity	• Five million central venous catheters (CVCs) are placed annually in the US. CVC-related bloodstream infections affect approximately 250,000 US patients each year, requiring an additional 6.5 days in intensive care at a cost of approximately US$29,000 per patient. Almost 20 percent of patients who develop infections will die. • Prevention of other percutaneous device-related infections.	• Acne is the most common skin disorder of adolescence and early adulthood affecting 40 to 50 million people in the US. • The US market for prescription acne medications was approximately US$1.2B in 2001 and is forecast to increase to US$1.9B by 2006. The global market for prescription acne medications was US$2.0B in 2001 and is forecast to reach US$3.3B by 2006. Current acne treatment includes antibiotics, retinoids and drugs that regulate hormone levels-treatments that often have unwelcome side effects or are sub-optimal.	• One of the most common causes of sexually transmitted diseases in the world. • 5.5 million new cases of genital HPV infection diagnosed per year in the US alone, including over one million cases of genital warts.
What's been done	• Phase III trial (under FDA fast-track designation) completed in February 2003 to assess the efficacy of MBI 226 in preventing catheter-related bloodstream infections. • Collaboration and license agreement with Fujisawa Healthcare signed in July 2002.	• Three Phase 1 safety trials. • Phase IIa trial (75 patients in 3 groups; 6 week treatment period) showed a reduction in both inflammatory and non-inflammatory lesions. • Phase IIb trial (240 patients in 3 groups; 12 week treatment period) forecast to be completed Q4 calendar 2003.	• One Phase 1 safety trial.
What's next	• Fujisawa to decide on future development plans for MBI 226 based on detailed analysis of Phase III results.	• Complete Phase IIb trial and announce results (Q4 calendar 2003). • Complete corporate partnership.	• Complete market, manufacturing, clinical and regulatory assessment. • Finalize development plans.

Lipopeptide Gram+ Infections	Nucleic Acid Mimic Hepatitis B(HBV)	Nucleic Acid Mimic Hepatitis C(HCV)	Viral Replication Assay Hepatitis C(HCV)
• Lipopeptide under development for the treatment of serious gram-positive infections which could include: – Hospital-acquired pneumonia – Endocarditis – Complicated skin and skin structure infections – Complicated urinary tract infections	• Nucleic Acid Mimic under development for the treatment of Hepatitis B Virus chronic infections.	• Nucleic Acid Mimic under development for the treatment of Hepatitis C Virus chronic infections.	• Drug development tool under development to study full cycle of HCV viral replication.
• Acquired May 2002. • Lead optimization. • *In vivo* testing.	• Acquired September 2002. • Lead identification.	• Acquired September 2002. • Lead identification.	• Acquired September 2002. • Feasibility studies.
• The market opportunity for this drug profile is estimated to be US$500 million. • Vancomycin-resistant *Enterococcus* (VRE) infections are estimated to affect over 36,000 patients annually, whereas MRSA cases are estimated at 3,600,000 and growing. The clinical outcomes of these resistant infections are poor, with over 100,000 deaths resulting from nosocomial infections in the US every year. The increasing prevalence of bacterial infections resistant to vancomycin, and other previously effective drugs, is growing the demand for novel products to address this situation.	• Worldwide—more than 350 million chronic carriers of hepatitis B, of which approximately 1 million die each year from complications of the disease—ninth leading cause of death worldwide. • Approximately 1.25 million people are believed to be chronic hepatitis B carriers In the US. An estimated 200,000 people become newly infected each year by coming in contact with the blood or body fluids of a carrier.	• Approximately 170 million people worldwide with chronic HCV infection, of which approximately 3 million are in the United States. • HCV accounts for 30% of end-stage liver disease and liver cancer, 20% of cirrhosis cases and is the leading cause of liver transplant. • Available treatment options are limited in their effectiveness and safety. Additionally, these therapies are less effective in patients infected with HCV genotype 1, a specific strain of HCV that is the most prevalent and most treatment-resistant HCV genotype found in the US, Japan and Western Europe.	• Over 60 companies are actively developing Hepatitis C therapeutics and/or vaccines. The HCV Viral Replication Assay could be used as a screening tool in the development of anti-HCV agents, mechanism of action studies, and HCV vaccine development.
• Several potential leads identified. • Preliminary *in vitro* and *in vivo* efficacy and toxicity testing.	• Several potential leads identified. • Preliminary *in vitro* and *in vivo* testing.	• Lead identification and verification. • Target enzyme assay. • *In vitro* antiviral testing.	• Ongoing feasibility studies.
• Optimize lead product candidates. • Begin non-clinical studies to support filing an IND.	• Identify and optimize lead product candidates. • Begin non-clinical studies to support filing an IND.	• Identify lead product candidates. • Begin non-clinical studies to support filing an IND.	• Complete feasibility studies. • Validate the assay in external laboratories.

From People, Pipeline & Partnerships to Capital, Clinicals & Critical Mass

Dear Micrologix Owner:

Fiscal Year 2003 (May 1, 2002—April 30, 2003) was an important and pivotal year for our company. Overall, the objective for us during the year was to execute the new Strategic Plan we had created at the end of Fiscal Year 2002, transforming us from a one-technology, topical cationic peptide company to a multi-technology, full spectrum anti-infective company, while simultaneously maintaining a strong cash position. Most people agree we were extremely successful in meeting that objective, building a pipeline that now includes 8 product opportunities in 5 technology areas, with a significant reduction of our burn rate by over 30% for the year.

Recently, in July, we experienced our first significant setback since October 2001, with MBI 226, our cationic peptide in Phase III development for the prevention of central venous catheter-related bloodstream infections. Although MBI 226 performed as expected, reducing catheter colonization significantly better than the standard of care, povidone-iodine (a secondary endpoint), it did not demonstrate statistical superiority to povidone iodine in reducing bloodstream infections (the primary endpoint).

As we have communicated consistently for the past 18 months, last fiscal year's initial three primary areas of focus, "*People, Pipeline, and Partnerships*", were all directed at building a sustainable business where no single event, like this one, would be devastating. And, while we obviously hoped for solid results in the MBI 226 study, our preparation has paid off by cushioning the impact on our operations.

Looking back at Fiscal Year 2003, there were many achievements that helped transform Micrologix and take us closer to achieving the sustainable business model we described in our Strategic Plan at the beginning of the year.

First, the team we built is already recognized as one of the best in the industry, with the experience necessary to advance our multiple programs and the expertise required to create real product and business opportunities. Second, the partnership with Fujisawa Healthcare provided the support to maximize the likelihood of success in the MBI 226 clinical trial while eliminating much of the financial burden associated with the program. Third, we advanced MBI 594AN to Phase IIb clinical development after having solved the manufacturing issues we faced in 2002. Next, the technology acquisitions we made during the year established us as a broad-based anti-infective company with a pipeline consisting of multiple product opportunities in several anti-infective indications. Additionally, completing the $5.5 million investment from US-based Biotechnology Value Fund strengthened our cash position (part of the contingency "cushion" mentioned above) and provided Micrologix significantly greater visibility in the Canadian and US capital markets.

These achievements are exactly consistent with what we said we would do during the fiscal year, allowing us to achieve our long-term strategic goals by providing the resources, expertise, and initial product opportunities necessary for growth.

After our successes in executing on the "*People, Pipeline and Partnerships*" areas of focus, we then communicated the next three main areas of priority for our company: "*Capital, Clinicals, and Critical Mass*". Our attention in these three areas over the past several months (and for the remainder of Fiscal Year 2004) is directed at the following:

CAPITAL:

- Managing costs rigorously to maintain a strong cash position
- Advancing partnering discussions related to MBI 594AN
- Pursuing non-equity funding, including government financing opportunities
- Building value through continued execution of our strategy and commitment to our communications plan

CLINICALS

- Assuring timely completion of the MBI 594AN study, with results that allow for advancement into Phase III development with a partner.
- Completing market, manufacturing, clinical and regulatory assessment for MBI 1121, our product opportunity for the treatment of HPV-induced genital warts
- Advancing development of the preclinical lipopeptide and anti-viral programs acquired during the year including selecting a lead clinical development candidate in the lipopeptide program

CRITICAL MASS

- Continuing the pursuit of further opportunities to expand our pipeline through acquisitions and in-licensing

As we progress through Fiscal Year 2004, the process of managing our current three areas of focus continues with the maximization of our capital resources, advancement of product opportunities in, or toward clinical trials, and an increase in our critical mass by continuing to expand our pipeline with the objective of maximizing the potential for commercialization. In other words, our strategic and operating plans remain unchanged.

As we complete this letter to you in early August 2003, these accomplishments (and the entire Micrologix transformation) have been significantly discounted due to the MBI 226 Phase III results. While we do not feel it is appropriate, it is also not unexpected. This is the nature of the capital market environment today. Of comfort to us internally is the fact that we are in good company, with many of the most successful names in biotech having gone through similar circumstances in their past before providing shareholders the value expected.

Despite the setback of the MBI 226 Phase III results, many shareholders and members of the investment community have expressed their support of our Company and confidence in the Micrologix team. So, on behalf of my 51 fellow team members, we thank you. Our reward will be your reward as we continue to execute our strategy and the marketplace recognizes the value we have created and the further value we expect to create.

On behalf of the entire team,

"JAMES DEMESA"

Jim DeMesa, MD
President & CEO
August 1, 2003

The MBI 226 Phase III Results

On July 23, 2003 Micrologix announced the results from the Phase III clinical trial of MBI 226. The primary objective of the trial was to demonstrate statistical superiority to the standard of care (povidone iodine) in the prevention of central venous catheter-related bloodstream infections.

In summary, the results showed:

- The rate of catheter-related bloodstream infections in the MBI 226 group was 2.2% compared with 2.6% in the povidone iodine group. This result was not statistically significant (p=0.966). A total of 1392 patients were evaluated in the primary analysis.
- MBI 226 did demonstrate statistically significant superiority in preventing catheter colonization, one of the secondary endpoints in the study. The catheter colonization rate (patients with one or more colonized catheters) was 31% in the MBI 226 group as compared with 40% in the povidone iodine group (p=0.002).
- No serious adverse events related to the use of MBI 226 were encountered in the trial. Only 2% of patients encountered minor treatment-related adverse events with no difference in the rate of adverse events reported between the two treatment groups.

Fujisawa, under the terms of their collaboration and license agreement with Micrologix, has 60 days (by September 22, 2003) in which to decide on whether to terminate the agreement based on these results.

An Update on MBI 594AN

At the end of June, we completed enrollment in our Phase IIb study of MBI 594AN for the treatment of acne. Based on the 12-week treatment course required in the protocol for this study, we expect to be able to announce results before the end of calendar year 2003.

This study was designed very much like the Phase IIa study (completed in late 2001), which showed positive efficacy results. In fact, even though not powered for significance, the data did show a statistically significant reduction in total acne lesions, with the most profound effect seen in the inflammatory lesions (41% and 44% reduction in inflammatory lesions for 5% and 2.5% MBI 594AN formulations respectively). Based on this data, the primary endpoint for the current Phase IIb study is a reduction in inflammatory lesions.

While the data obtained in the Phase III MBI 226 "catheter" study described above does not have any bearing on the outcome of the Phase IIb acne trial, it does provide us important information. For example, as described above, MBI 226 showed a statistically significant reduction in catheter colonization, providing human clinical proof that cationic peptides are antimicrobial.

Management's Discussion & Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the Company's April 30, 2003 audited consolidated financial statements and related notes included therein. All amounts unless indicated otherwise are expressed in Canadian dollars.

OVERVIEW

Micrologix Biotech Inc. is engaged in the research, development and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is anti-infective drug development, with two product candidates in advanced clinical development in the United States: MBI 226 for preventing catheter-related bloodstream infections (Phase III); and MBI 594AN for treating acne (Phase IIb). The Company's product pipeline also includes MBI 1121 for the treatment of Human Papillomavirus-induced genital warts (Phase I), a lipopeptide program for the systemic treatment of serious gram positive hospital acquired infections (preclinical), and a nucleic acid mimic technology program targeting the treatment of hepatitis B virus (preclinical) and hepatitis C virus (preclinical).

The business model of Micrologix is focused on developing anti-infective products from the post-discovery stage (e.g. lead identification and optimization) through to late stage clinical development. In most cases, the Company intends to partner product candidates (typically in late Phase II or early Phase III after efficacy in humans is established) to pharmaceutical, other biotechnology, and/or biomedical companies to complete product development, obtain marketing approval and to market and sell the selected product candidate once approved. Such partnerships are intended to share product development risks and provide the Company with upfront license fees, milestone payments, research and development collaboration revenues and royalties on product sales. Using this business model enables Micrologix to develop a greater number of product opportunities than would otherwise be possible and to focus primarily on its strengths in research and product development. Employing internal resources in this way will enable the Company's research and development team to concentrate mainly on adding and advancing product candidates more effectively through the product development process. The Company's business model also includes acquiring and in-licensing technologies and product candidates at earlier stages of development (post discovery to Phase I) to expand the breadth and depth of its product pipeline, collaborating with third parties to advance research and development programs and out-licensing of non-core programs to third parties.

Among the actions taken by Micrologix to protect its technology and product candidates is the application for patents in the United States and other countries. To date, the Company's patent portfolio includes 19 issued patents (16 US, 2 European and 1 Hong Kong) and 33 patent applications pending in the United States, with corresponding applications pending in other countries.

CLINICAL DEVELOPMENT PROGRAMS

Micrologix has two drug candidates in advanced clinical development in the United States: MBI 226 for preventing central venous catheter-related bloodstream infections in Phase III and MBI 594AN for treating acne in Phase IIb. These initial drug candidates are cationic peptides for topical application.

MBI 226—Prevention of Central Venous Catheter-related Bloodstream Infections

In September 2000, Micrologix initiated a Phase III trial of MBI 226 in the United States based on Phase I data showing a dramatic reduction in catheter colonization. The objective of the Phase III study was to prove the theory that MBI 226, administered topically at central venous catheter insertion sites, prevents bacterial and fungal bloodstream infections by reducing microbial colonization of these catheters. The study was a blinded, randomized study comparing MBI 226 with povidone-iodine.

In July 2002, Micrologix completed a Collaboration and License Agreement with Fujisawa Healthcare Inc. ("Fujisawa") for the co-development and commercialization of MBI 226. Terms of the agreement include:

- Micrologix received US$1 million as an upfront license fee and could receive up to US$20 million in future milestone payments, as well as a royalty of 20% on net sales of MBI 226.
- Fujisawa funds 100% of the MBI 226 development costs and is responsible for manufacturing.
- Fujisawa has exclusive rights to market and sell the product in North America (US, Canada, and Mexico) if approved for marketing.
- Formation of a joint development management committee ("JDMC") with representation from both organizations to oversee and guide the future development of MBI 226.

As a result of the agreement with Fujisawa and decisions made by the JDMC, target enrollment in the Phase III trial was increased to 1,400 patients from the 1,000 patients originally planned by the Company. Patient enrollment in the Phase III study was completed in January 2003 and the last patient completed the study in February 2003. A total of 1,452 patients were enrolled in the study with 1,409 of these treated and 1,407 evaluated for safety. Preliminary top line results received in July 2003 did not show statistically significant superiority of MBI 226 in preventing central venous catheter-related bloodstream infections compared with povidone iodine, thereby not achieving the primary endpoint of the study. In summary, the results showed:

- The rate of catheter-related bloodstream infections in the MBI 226 group was 2.2% compared with 2.6% in the povidone iodine group. This result was not statistically significant (p=0.966). A total of 1,392 patients were evaluated in the primary analysis.
- MBI 226 did demonstrate statistically significant superiority in preventing catheter colonization, one of the secondary endpoints in the study. The catheter colonization rate (patients with one or more colonized catheters) was 31% in the MBI 226 group as compared with 40% in the povidone iodine group (p=0.002).
- No serious adverse events related to the use of MBI 226 were encountered in the trial. Only 2% of patients encountered minor treatment-related adverse events with no difference in the rate of adverse events reported between the two treatment groups.

Fujisawa, under the terms of the Collaboration and License agreement, has 60 days (by September 22, 2003) in which to decide on whether to terminate the agreement based on these results.

Normally two pivotal Phase III studies are required as part of a New Drug Application ("NDA") to obtain marketing approval in the United States for a new drug. Based on having received fast-track designation from the United States Food and Drug Administration ("US FDA") for MBI 226, Micrologix and Fujisawa prior to the Phase III results were pursuing a strategy to file a NDA in the first half of calendar 2004 based on one pivotal Phase III study. In May 2003 Fujisawa and the Company completed a face-to-face pre-NDA meeting with the US FDA which discussed the preparation of the NDA for MBI 226. One of the key determinants for filing the NDA was the Phase III results. With the primary endpoint not being achieved in the Phase III trial the filing of a NDA based on the study is not likely. Fujisawa and the Company will be reviewing additional Phase III clinical data as it becomes available in order to make decisions on the future direction of MBI 226. Some activities, including manufacturing, have been put on hold during this review period.

MBI 594AN — Treatment of Acne

Patient enrollment in a Phase IIb clinical trial for MBI 594AN was initiated in January 2003. This study includes a planned enrollment of 240 patients (approximately 100 patients were enrolled at April 30, 2003 and full enrollment was reached June 30, 2003) in nine US centers, and is randomized (double-blinded) for patients to receive either a 2.5% MBI 594AN solution, a 1.25% MBI 594AN solution, or the vehicle (placebo) alone, for twelve weeks. The study is designed very much like the Phase IIa study (completed in late 2001), which showed positive efficacy results, with a reduction in inflammatory lesion counts being the most profound. Based on the Phase IIa data, the primary endpoint for the current Phase IIb study is a reduction in inflammatory lesions. The inclusion of the 1.25% MBI 594AN solution reflects the Company's decision to test a lower dose than what was tested in a Phase IIa study. In the Phase IIa study the Company tested a 2.5% MBI 594AN solution which showed approximately a 44% reduction in inflammatory lesions and a 5% MBI 594AN solution which showed approximately a 41% reduction in inflammatory lesions. Completion and results from the Phase IIb study are anticipated in the fourth calendar quarter of 2003.

Generally, to obtain approval to market a new acne product, the FDA requires two pivotal Phase III trials and a long-term (two year) non clinical carcinogenicity study. The Company is pursuing a co-development and commercialization license for MBI 594AN with potential pharmaceutical partners as was done with MBI 226 in order to meet the objective of advancing this program while prudently managing the Company's cash resources. Although discussions with potential partners are ongoing, the timing for completing a license agreement for this program is not certain as potential partners and/or the Company may wait until after the Phase IIb results, which would mean licensing in the first half of calendar 2004 or later (if at all). The Company may delay certain development spending including activities necessary to start the Phase III studies and the two year non clinical carcinogenicity study pending; (i) the completion of a license agreement; (ii) the results from the Phase IIb trial; and/or (iii) receipt of additional equity or non equity funding.

Management's Discussion & Analysis of Financial Condition and Results of Operations

Significant progress was made in the last year addressing the manufacturing of MBI 594AN providing the Company with the confidence to commence the Phase IIb study and the information necessary to advance discussions with potential partners. Additionally the Company has access to the same manufacturers used by Fujisawa to make the active ingredient for MBI 226 (the MBI 594AN acne product uses the same active ingredient as the MBI 226 product). The Company has been relying on the Fujisawa MBI 226 manufacturing program for material required for the MBI 594AN development program. As a result of the hold placed on the Fujisawa MBI 226 manufacturing program, the Company could face increased costs and/or delays in the supply of materials for the MBI 594AN development program.

BUILDING THE PRODUCT PIPELINE

An important value driver in the biotech industry is the strength of a company's pipeline. Therefore, Micrologix consistently evaluates opportunities to build and expand its portfolio of drug candidates, both through internal expansion of current technology platforms and external opportunities identified through Business Development efforts.

During Fiscal 2003 the Company completed several transactions to expand the Company's technology base and product pipeline as follows:

In May 2002, the Company acquired two preclinical anti-infective programs from Intrabiotics Pharmaceuticals, Inc.: a lipopeptide antibacterial program and a polyene anti-fungal program (see Note 7[a] to the audited consolidated financial statements). Both technologies comprise multiple compounds in the lead optimization stage of development, and are intended to target serious systemic infections.

In September 2002, pursuant to a Call for Tenders in the bankruptcy of Origenix Technologies Inc. ("Origenix"), the Company acquired a broad portfolio of antiviral technologies and product candidates (see Note 7 [b] to the audited consolidated financial statements). The portfolio includes:

- An oligonucleotide topical drug candidate (MBI 1121), for the treatment of diseases associated with Human Papillomavirus (HPV) such as external genital warts. A Phase I clinical study to evaluate safety in 30 human volunteers was completed in late 2001 by Origenix. In conjunction with this program, a collaboration and license agreement was completed with Hybridon, Inc.
- A portfolio of therapeutic programs based on a proprietary, novel nucleic acid mimic technology. These include a Hepatitis B Virus (HPV) program in the lead optimization stage of development and a Hepatitis C Virus (HPV) program in early lead optimization.
- A HCV assay technology under development as a novel, cell-based viral replication assay. This assay has the potential for broad appeal to companies seeking to develop anti-HCV drugs.

A portfolio management and prioritization approach to these programs was completed in the first quarter of calendar 2003 as part of the Company's process of establishing development plans and allocating resources to the programs. A summary of the development plans and timelines for the highest priority programs is as follows:

- The objective of the lipopeptide program is to identify a lead development candidate by the end of calendar 2003 and to initiate non-clinical studies in the first half of calendar 2004.
- Lead validation work has commenced in the HBV and HCV nucleic acid mimic programs to generate additional data and advance the programs.
- Evaluation of the HCV assay technology has commenced, and if this evaluation is positive, validation of the assay is planned to be completed within 6 months of the initiation of the validation process. If validated, out-licensing could begin in calendar 2004.
- Activities for the MBI 1121 HPV program have been focussed on addressing specific manufacturing, formulation, and market considerations prior to initiating further clinical and/or non-clinical development. We anticipate determining our development plan for MBI 1121 before the end of calendar 2003.
- Regarding the polyene technology, a plan is being developed to out-license the program as the Company has no development plans for this program.

Management's Discussion & Analysis of Financial Condition and Results of Operations

LITIGATION

The action initiated by the Company's former President & CEO against the Company on June 25, 2001 went to trial in February 2003. The action alleged that the Company had certain obligations with respect to stock options that were granted to the executive, including approximately 1.2 million stock options that were recorded by the Company as forfeited during the years ended April 30, 2001 and April 30, 2002. The Company was successful in defending the action with costs awarded to the Company.

CRITICAL ACCOUNTING POLICIES

The Company's audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("US GAAP") is described in Note 14 to the audited consolidated financial statements for the year ended April 30, 2003. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include recognition of revenue and amortization of intangible assets.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from licensing fees (which are comprised of initial fees) and research and development collaboration payments from collaborative licensing arrangements. Initial fees received which require the Company's ongoing involvement are deferred and amortized into income over the term of the underlying product development period. Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with the Company's strategic partners. Research and development funding generally compensates the Company for non-clinical and clinical expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company's research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Company assesses whether costs have met the relevant criteria for deferral and amortization at each reporting date.

Under US GAAP, research and development expenditures also include the cost to purchase rights to unproven technology which may not have alternate future uses. Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset. Details of the difference between Canadian and US GAAP are provided in Note 14 to the audited consolidated financial statements for the fiscal year ended April 30, 2003.

Intangible assets

Intangible assets are comprised of patents, trademarks, technology licenses and acquired technology and include technology licenses and acquired technology acquired in exchange for equity instruments issued by the Company. Patents, trademarks, technology licenses and acquired technology are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years. The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. The Company reviews the carrying value of its intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Management's Discussion & Analysis of Financial Condition and Results of Operations

CHANGE IN ACCOUNTING POLICIES

Effective May 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants new Handbook Section 3062 and the standard from the Financial Standards Board (SFAS 142), both entitled "Goodwill and Other Intangible Assets". Under these standards; (i) goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually; and (ii) intangible assets with finite lives acquired in a business combination or other transaction are to be amortized based on their estimated useful lives. As at May 1, 2002, the Company had no recorded goodwill and the Company's intangible assets had finite lives and will continue to be amortized over their estimated useful lives. The adoption of Section 3062 and SFAS 142 did not have any impact on the Company's financial position or results of operations as at May 1, 2002.

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective May 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. The Company has adopted the disclosure only provisions of section 3870 for stock options granted to employees and directors and consequently has disclosed the pro forma effects to loss and loss per share as if the fair value method had been used (see Note 10[d][v] to the audited consolidated financial statements).

RESULTS OF OPERATIONS

Micrologix commenced operations in January 1993 and has devoted its resources to the research and development of new anti-infective products. For the fiscal year ended April 30, 2003 ("Fiscal 2003"), Micrologix incurred a loss of $12,350,013 (2002: $19,910,904; 2001: $11,708,706) or $0.30 (2002: $0.52; 2001: $0.31) per common share. The 38% decease in loss for Fiscal 2003 compared to Fiscal 2002 resulted principally from revenues pursuant to the Collaboration and License agreement with Fujisawa for MBI 226 (See "Revenues"). The increase in the Fiscal 2002 loss compared to Fiscal 2001 resulted principally from MBI 226 program costs (See "Research and Development") and a write-down in intangible assets (See "Intangible Assets"). Micrologix has been unprofitable since its formation and has incurred a cumulative deficit of $73,570,323 to April 30, 2003.

Revenues, Operating Expenses and Loss


$25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Revenues
Operating Expenses
Loss
2001
2002
2003

REVENUES

In July 2002, the Company entered into a Collaboration and License agreement with Fujisawa for MBI 226 (see "MBI 226—Prevention of Central Venous Catheter-Related Bloodstream Infections") and received a non-refundable upfront license fee of US$1 million. This upfront fee is being amortized into income over the estimated development period (approximately three and one-half years) for MBI 226 in the United States, Canada and Mexico ($0.4 million Fiscal 2003) with the unamortized portion being recorded as deferred revenue on the balance sheet. The Company in Fiscal 2003 also has $8.3 million (2002: $nil; 2001: $nil) in research and development collaboration revenue pursuant to the collaboration with Fujisawa. See "Critical Accounting Policies" for the Company's Revenue Recognition policy which was adopted during Fiscal 2003.

OPERATING EXPENSES

Total operating expenses remained stable in Fiscal 2003 at $21,623,317 (2002: $21,943,926; 2001: $14,851,903). The increase in Fiscal 2002 was principally due to the Phase III clinical trial of MBI 226 (see "Research and Development") and the write-down of intangible assets (see "Intangible Assets").

Management's Discussion & Analysis of Financial Condition and Results of Operations

Research and Development

Research and development expenses decreased 3% in Fiscal 2003 to $15,783,294 (2002: $16,321,779; 2001: $10,673,658). Clinical development program costs represented $9,898,091 (2002: $12,131,747; 2001: 7,267,958) or 63% (2002: 74%; 2001: 68%) of research and development expenses. The decrease in Fiscal 2003 clinical development costs was due primarily to decreased costs for the MBI 226 Phase III clinical trial for which enrollment was completed in January 2003 (see "MBI 226—Prevention of Central Venous Catheter-Related Bloodstream Infections"). The increase in research and development expenses in Fiscal 2002 was due to an increasing commitment of resources to clinical development programs which are contracted primarily to external parties.

Research & Development Expenses


$25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Clin Dev
Personnel
Other
Total
2001
2002
2003

Total clinical development costs for MBI 226 were $7,429,043 in Fiscal 2003 (2002: $10,803,339; 2001: $4,424,530). The decrease in MBI 226 development costs were partially offset by an increase in MBI 594AN development costs which included the commencement of a Phase IIb trial in January 2003 (see "MBI 594AN—Treatment of Acne"). Total clinical development costs for MBI 594AN were $2,064,771 in Fiscal 2003 (2002: $863,962; 2001: $1,530,939).

Clinical Development Costs (MBI 226 and MBI 594AN)


$12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
MBI 226
MBI 594AN
2001
2002
2003

Personnel costs were $3,678,918 (2002: $2,376,737; 2001: $2,026,892) or 23% (2002: 15%; 2001: 19%) of research and development expenses. The 55% increase in Fiscal 2003 was due to the addition of three members to the senior management team in Research, Technology Development and Product Development; the expansion of the Product Development, Manufacturing and the Research and Development teams; and the introduction of a new results-based compensation program.

General and Corporate

General and corporate expenses increased 16% in Fiscal 2003 to $4,381,555 (2002: $3,793,849; 2001: $3,615,733). Personnel costs represent 63% (2002: 50%; 2001: 58%) of general and corporate expenses. Personnel costs increased 45% to $2,751,897 in Fiscal 2003 (2002: $1,903,566; 2001: $2,106,694) due to the addition of two members to the senior management team in Operations and Corporate Development; two new positions added in Business Development and Finance; and the introduction of a new results-based compensation program. The decrease in Fiscal 2002 was primarily due to the compensation package of the former President and CEO upon his leaving the Company in Fiscal 2001.

Other Income and Expenses

The Company's principal source of income prior to Fiscal 2003 had been interest income generated from investments in high-grade liquid financial instruments with varying terms to maturity (not exceeding three years), selected with respect to the expected timing of expenditures to fund operations and prevailing and expected interest rates. Interest income for Fiscal 2003 was $996,874 (2002: $2,136,591; 2001: $3,234,574), a decrease of 53% from Fiscal 2002. This decrease in Fiscal 2003 and Fiscal 2002 resulted from lower average rates of return (2003: 3.1%; 2002: 4.4%; 2001: 5.5%) and lower average cash, cash equivalent and short-term investment balances. At April 30, 2003, we had $25,603,979 (2002: $39,887,854; 2001: $55,791,768) in cash, cash equivalents and short-term investments.

The Company incurred a foreign exchange loss of $354,557 (2002: $103,569; 2001: $91,377) with respect to its United States ("US") denominated cash and cash equivalents, amounts receivable and accounts payable balances. Micrologix earns its research and collaboration revenue in US dollars and also purchases a significant amount of its goods and services in US dollars. During Fiscal 2003 the Canadian dollar strengthened against the US dollar by a factor of approximately 10%. Although the stronger Canadian dollar resulted in a foreign exchange loss the Company's operating expenses (particularly clinical development costs—See "Research and Development") are lower as the Company's US dollar denominated expenses are costing less with the stronger Canadian dollar.

Management's Discussion & Analysis of Financial Condition and Results of Operations

CAPITAL EXPENDITURES

Capital Assets

Capital asset expenditures were $267,220 (2002: $437,628; 2001: $555,425). Amortization expense in Fiscal 2003 for capital assets was $452,629 (2002: $430,003; 2001: $349,133).

Intangible Assets

Technology license costs capitalized in Fiscal 2003 were $713,837 (2002: $84,500; 2001: $802,500) including $396,575 in preferred shares issued. The preferred shares were converted into common shares in April 2003. Technology license costs capitalized in Fiscal 2003 reflect the Hybridon license for HPV (See "Building the Product Pipeline"). Technology license costs capitalized in Fiscal 2002 included $84,500 through the issuance of common shares (2001: $502,500).

Acquired technology capitalized in Fiscal 2003 was $1,960,289 (2002: $nil; 2001: $nil) including $618,563 in preferred shares issued. The preferred shares were redeemed in September 2002. Acquired technology costs in Fiscal 2003 reflect the Intrabiotics and Origenix transactions (See "Building the Product Pipeline").

Patent applications capitalized in Fiscal 2003 were $645,971 (2002: $267,143; 2001: $341,563). The increase in Fiscal 2003 is a result of the costs to carry the patents underlying the technology acquired during the year.

Trademarks capitalized in Fiscal 2003 were $1,502 (2002: $13,980; 2001: $11,906).

Amortization expense in Fiscal 2003 for intangible assets was $316,297 (2002: $268,513; 2001: $195,860). As of April 30, 2003 the Company completed a review of its intangible assets and determined that write downs in the carrying value were appropriate in respect of the polyene acquisition (See "Building the Product Pipeline"), non-core cationic peptide patent costs and miscellaneous non-core patents acquired as part of the Origenix transaction. This review resulted in a $689,542 charge to operations including a $302,557 writedown in acquired technology and a $386,985 writedown in capitalized patent costs. A similar review in Fiscal 2002 resulted in a $330,932 (2001: $17,519) writedown of patent costs. In Fiscal 2002, the Company also wrote down the technology license with the Harbor-UCLA Research and Education Institute resulting in a $798,850 charge to operations and the license was subsequently terminated.

LIQUIDITY AND CAPITAL RESOURCES

Cash, Cash Equivalents & Short-term Investments


$60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Cash, Cash Equivalents and Short Term Investments
Working Capital
2001
2002
2003

At April 30, 2003 the Company's net working capital was $25,200,011 (2002: $32,973,251; 2001: $51,674,391), a decrease of $7,773,240. This decrease is primarily attributable to the loss of $12,350,013 less non-cash expenses (amortization $768,926; and the $689,542 write-down in intangible assets); intangible asset expenditures of $2,062,251 (cash portion); less the $5,538,290 received upon issuance of common shares. At April 30, 2003, $4,297,798 (US$2,998,324) of the net working capital balance was denominated in US dollars. These net US dollar denominated funds are used to fund the Company's ongoing US dollar denominated expenditures (primarily clinical development costs).

The Collaboration and License agreement with Fujisawa Healthcare for the co-development and commercialization of MBI 226 entered into in July 2002 has represented an important source of funding for the Company. The Company received US$1 million as an upfront license fee and generated $8.3 million in collaboration and development revenue during Fiscal 2003 pursuant to the agreement with Fujisawa. The future of this collaboration and development revenue and US$20 million in potential development milestone revenue pursuant to the agreement with Fujisawa are uncertain as Fujisawa may terminate the agreement following the Phase III results (see "MBI 226—Prevention of Central Venous Catheter-Related Bloodstream Infections").

Micrologix has financed its operations primarily through the sale of equity securities. Through April 30, 2003, Micrologix has raised approximately $100 million in net proceeds from equity issuances. On December 3, 2002 the Company raised $5.5 million in a private placement of 7,850,000 common shares to Biotechnology Value Fund. Additionally, as part

of the private placement the Company issued warrants to purchase (i) 987,500 common shares at $1.50 per common share; and (ii) 982,914 common shares at $3.00 per common share. These warrants, subject to certain earlier expiry provisions, expire December 5, 2005 and December 3, 2007, respectively. Micrologix reviews its funding options on a regular basis and intends to seek additional equity and non-equity funding as required.

During Fiscal 2003 the Company used preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates. The preferred shares provide the Company with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to the Company and to pay consideration in the future based on the achievement of pre-determined product development milestones. Micrologix anticipates that it will continue to use preferred shares in this manner in the future. In Fiscal 2003 Micrologix issued 750,000 Series A preferred shares, 1,000,000 Series B preferred shares and 5,500,000 Series C preferred shares in conjunction with the lipopeptide and polyene acquisition and the Hybridon license in respect of the MBI 1121 HPV program (see also "Building the Product Pipeline", "Intangible Assets" and Notes 7 and 10 [b] [ii] to the financial statements for additional information). The Series A, B and C preferred shares are, at the Company's option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share. During Fiscal 2003, the Company redeemed 400,000 Series A preferred shares by paying US$400,000 and converted 250,000 of the Series C preferred shares into 379,139 common shares of the Company. The 350,000 Series A, 1,000,000 Series B and 5,250,000 Series C preferred shares outstanding at April 30, 2003 represent US$6.6 million in potential future milestone payments in the lipopeptide (US$675,000), polyene (US$675,000) and HPV (US$5.25 million) programs. These preferred shares are to be redeemed or converted from time to time upon the achievement of specified drug development milestones in the respective programs. If any of these preferred shares are outstanding in 2010 they can be redeemed at the Company's option for aggregate consideration of US$3 and any milestones subsequently achieved would then be payable in cash by the Company.

In addition to the milestone payments associated with the preferred shares the Company is obligated in the future to pay the following in respect of the lipopeptide, polyene and HPV programs: (i) up to US$3 million cash if certain drug development milestones are achieved; and (ii) royalties on product sales.

OUTLOOK

Micrologix currently has no sales revenues. The Company's business strategy is to commercialize drug candidates through strategic alliances, principally for capital, sales and marketing requirements. Micrologix anticipates that its sources of revenues for Fiscal 2004 and beyond will consist of license fees, milestone payments and research and development collaboration revenues pursuant to collaboration and licensing arrangements such as the agreement with Fujisawa for MBI 226. Based on the results from the Phase III MBI 226 trial in July 2003, Fujisawa may terminate the Collaboration and License agreement with the Company and the MBI 226 program could be terminated (See "MBI 226—Prevention of Central Venous Catheter-Related Bloodstream Infections"). The Company's next most advanced program, MBI 594AN is expected to complete a Phase IIb trial by the end of calendar 2003 and the Company is seeking to license this program in the first half of calendar 2004 (See "MBI 594AN—Treatment of Acne") to generate revenue for the Company and provide funding for the further development of MBI 594AN. The results of the MBI 594AN trial will be an important milestone for the Company and should the results be less than what would be necessary to advance the program, the Company may need to reduce personnel and program spending in the absence of sufficient additional equity and/or non-equity funding.

Losses are expected to continue for the next several years as the Company pursues the research, development and commercialization of its drug candidates and technologies.

Micrologix believes that its funds on hand at April 30, 2003, together with amounts receivable, future research and development collaboration revenue and expected interest income, should be sufficient to finance its operating and capital needs for approximately the next 18 to 24 months without reflecting the receipt of proceeds that may result from out-licensing activities. The Company's funding needs may vary, however, depending upon a number of factors including the breadth and progress of the Company's research and development programs and future decisions in respect thereof, the costs associated

with clinical studies and the regulatory process, the achievement or non-achievement of product development milestones, collaborative and licensing arrangements with third parties, opportunities to in-license or acquire additional products and/or technologies for development, the possibility of unanticipated costs and expenses, technological and market developments and the costs of obtaining and enforcing patent claims. In the future, Micrologix will need to raise additional funds in support of its operations.

RISKS AND UNCERTAINTIES

The product candidates being developed by Micrologix have not yet been marketed commercially. The Company's business entails significant risks, including the costs and time involved to obtain required regulatory approvals, the uncertainties involved in preclinical and clinical testing, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that Micrologix's research and development activities will result in commercially viable products.

Micrologix may be required to delay, reduce or eliminate one or more of its research and development programs or obtain funds through corporate collaborations or other means that may be on less favourable terms than the Company may otherwise seek. To the extent possible, management implements strategies to manage the risks and uncertainties associated with the Company's business.

Due to the nature of the biotechnology business, the market price of the Company's shares has been subject to significant volatility.

SAFE HARBOR STATEMENT

The matters discussed in this management's discussion and analysis of financial condition and results of operations and elsewhere in this annual report include statements that are forward-looking. For the reasons mentioned above and elsewhere in this annual report (see inside back cover "Forward-Looking Statements") as well as for other unforeseeable reasons, actual results may differ materially.

SELECTED FINANCIAL HIGHLIGHTS

Years ended April 30 (Expressed in Canadian dollars)	2003	2002	2001
OPERATIONS:			
Total revenue	**$8,630,987**	—	—
Research and development expenses	**$15,783,294**	$16,321,779	$10,673,658
Operating loss	**$12,992,330**	$21,943,926	$14,851,903
Loss	**$12,350,013**	$19,910,904	$11,708,706
Loss per common share	**$0.30**	$0.52	$0.31
Weighted average number of common shares outstanding	**41,625,790**	38,262,287	37,246,047
BALANCE SHEET DATA:			
Cash, cash equivalents and short-term investments	**$25,603,979**	$39,887,854	$55,791,768
Total assets	**$33,569,756**	$42,756,172	$59,549,162
Shareholders' equity	**$28,860,920**	$35,248,937	$55,025,841
Common shares outstanding	**47,751,298**	39,474,059	39,359,059

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conduct an independent examination, in accordance with Canadian and US generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

"JAMES DEMESA"

James Demesa
President & CEO

"ARTHUR J. AYRES"

Arthur J. Ayres, CA
Vice President Finance, CFO

Auditors' Report

TO THE SHAREHOLDERS OF
Micrologix Biotech Inc.

We have audited the consolidated balance sheets of Micrologix Biotech Inc. as at April 30, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and US generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the changes in policies as explained in Note 3, on a consistent basis.

"ERNST & YOUNG, LLP"

Chartered Accountants
Vancouver, Canada
June 13, 2003.

Micrologix Biotech Inc.
Incorporated under the laws of British Columbia

Consolidated Balance Sheets

As at April 30 (Expressed in Canadian dollars)	2003 $	2002 $
ASSETS		
Current		
Cash and cash equivalents *[note 4[a]]*	**6,172,132**	4,606,805
Short-term investments *[note 4[b]]*	**19,431,847**	35,281,049
Amounts receivable *[note 5]*	**3,059,420**	84,873
Prepaid expenses and deposits	**549,563**	507,759
Total current assets	**29,212,962**	40,480,486
Capital assets *[note 6]*	**1,321,040**	1,555,692
Intangible assets *[note 7]*	**3,035,754**	719,994
	33,569,756	42,756,172
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 8]*	**3,556,387**	7,507,235
Deferred revenue *[note 13]*	**456,564**	—
Total current liabilities	**4,012,951**	7,507,235
Deferred revenue, non-current portion *[note 13]*	**695,885**	—
Commitments *[note 9]*		
Shareholders' equity		
Common shares *[note 10[b][i]]*	**102,293,040**	96,358,175
Preferred shares *[note 10[b][ii]]*	**5**	—
Shares to be issued *[note 10[e]]*	**111,072**	111,072
Contributed surplus	**27,126**	—
Deficit	**(73,570,323)**	(61,220,310)
Total shareholders' equity	**28,860,920**	35,248,937
	33,569,756	42,756,172

See accompanying notes

On behalf of the Board:

"ROBERT W. RIEDER" — Director

"COLIN R. MALLET" — Director

Consolidated Statements of Loss and Deficit

Years ended April 30 (Expressed in Canadian dollars)	2003 $	2002 $	2001 $
REVENUE			
Licensing *[note 13]*	**370,651**	—	—
Research and development collaboration *[note 13]*	**8,260,336**	—	—
	8,630,987	—	—
EXPENSES			
Research and development	**15,783,294**	16,321,779	10,673,658
General and corporate	**4,381,555**	3,793,849	3,615,733
Amortization *[notes 6 and 7[c]]*	**768,926**	698,516	544,993
Write-down of intangible assets *[note 7[d]]*	**689,542**	1,129,782	17,519
	21,623,317	21,943,926	14,851,903
Operating loss	**(12,992,330)**	(21,943,926)	(14,851,903)
Other income (expense):			
Interest income	**996,874**	2,136,591	3,234,574
Foreign exchange (loss)	**(354,557)**	(103,569)	(91,377)
	642,317	2,033,022	3,143,197
Loss for the year	**(12,350,013)**	(19,910,904)	(11,708,706)
Deficit, beginning of year	**(61,220,310)**	(41,309,406)	(29,600,700)
Deficit, end of year	**(73,570,323)**	(61,220,310)	(41,309,406)
Basic and diluted loss per common share *[note 10[g]]*	**$(0.30)**	$(0.52)	$(0.31)
Weighted average number of common shares outstanding *[note 10[g]]*	**41,625,790**	38,262,287	37,246,047

See accompanying notes

Micrologix Biotech Inc.

Consolidated Statements of Cash Flows

Years ended April 30 (Expressed in Canadian dollars)	2003 $	2002 $	2001 $
OPERATING ACTIVITIES			
Loss for the year	**(12,350,013**	(19,910,904)	(11,708,706)
Items not affecting cash:			
Amortization	**768,926**	698,516	544,993
Write-down of intangible assets	**689,542**	1,129,782	17,519
Stock based compensation	**27,126**	—	—
Loss on disposal of capital assets	**7,283**	47,332	8,274
Changes in non-cash working capital items relating to operating activities:			
Accrued interest on short-term investments	**229,224**	57,600	(645,676)
Amounts receivable	**(2,974,547)**	63,054	(78,107)
Prepaid expenses and deposits	**(41,804)**	(249,742)	(160,486)
Accounts payable and accrued liabilities	**(4,167,726)**	3,026,599	2,535,560
Deferred revenue	**1,152,449**	—	—
Cash flows used in operating activities	**(16,659,540)**	(15,137,763)	(9,486,629)
FINANCING ACTIVITIES			
Issuance of common shares, net of issue costs	**5,538,290**	49,500	9,376,691
Issuance of Special Warrants, net of issue costs	—	(18,540)	(188,545)
Redemption of preferred shares	**(618,560)**	—	—
Cash flows provided by financing activities	**4,919,730**	30,960	9,188,146
INVESTING ACTIVITIES			
Funds from short-term investments	**29,703,221**	47,713,696	19,175,498
Purchase of short-term investments	**(14,083,243)**	(37,213,314)	(52,773,893)
Purchase of capital assets	**(267,220)**	(437,628)	(555,425)
Intangible asset expenditures	**(2,062,251)**	(301,883)	(609,833)
Proceeds on disposal of capital assets	**14,630**	—	—
Cash flows provided by (used in) investing activities	**13,305,137**	9,760,871	(34,763,653)
Increase (decrease) in cash and cash equivalents	**1,565,327**	(5,345,932)	(35,062,136)
Cash and cash equivalents, beginning of year	**4,606,805**	9,952,737	45,014,873
Cash and cash equivalents, end of year	**6,172,132**	4,606,805	9,952,737
Supplemental cash flow information			
Issuance of common shares on conversion of preferred shares	**396,575**	—	—
Increase in intangible assets for preferred shares issued	**1,015,138**	—	—
Increase in intangible assets for common shares issued or to be issued	—	84,500	502,500

See accompanying notes

Notes to Consolidated Financial Statements

April 30, 2003 (Expressed in Canadian dollars)

1. BUSINESS OPERATIONS

Micrologix Biotech Inc. (the "Company") was incorporated under the laws of the Province of British Columbia. The Company is a research-based biopharmaceutical company engaged in the development and commercialization of anti-infectives.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 14. The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Micrologix Biotech (USA) Inc., incorporated under the laws of the State of Delaware, USA, an inactive company. Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign exchange

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the balance sheet date. All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of cost plus accrued interest and market.

Short-term investments

The Company considers all highly liquid financial instruments purchased with an original maturity greater than three months to be short-term investments. Short-term investments are recorded at the lower of cost plus accrued interest and market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment	20% declining balance
Computer equipment	30% declining balance
Leasehold improvements	Straight-line over the term of the lease

The Company reviews the carrying value of capital assets for the existence of facts or changes in circumstances that might indicate a condition of impairment.

Intangible assets

Patents and trademarks are initially recorded at cost and comprise costs associated with the preparation, filing and obtaining of patents and trademarks. Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Patents, trademarks, technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years. The amounts shown for patents, trademarks, technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value based on factors including discounted cash flows, the excess of such costs are charged to operations.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

Licensing revenue consists of non-refundable initial fees derived from licensing arrangements. Initial fees received which require the Company's ongoing involvement through development collaboration are deferred and amortized into income on a straight-line basis over the term of the underlying product development period.

Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with the Company's strategic partners. Research and development funding generally compensates the Company for non-clinical and clinical expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research costs are expensed in the year incurred. Development costs, including product development milestones paid pursuant to technology licenses and technology acquisition agreements, are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted to common stock. Since the Company's stock options, common shares to be issued, escrow shares, underwriter options, warrants and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company accounts for all stock-based payments to non-employees granted on or after May 1, 2002, using the fair value based method. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued. The fair value of stock-based payments to non-employees is periodically re-measured during the vesting period and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.

No compensation cost is recorded for options granted to employees and directors pursuant to the Company's stock option plans. Consideration paid by employees and directors on the exercise of stock options is recorded as share capital. This policy is unchanged from that previously applied by the Company.

The Company discloses the pro-forma effect of accounting for stock options granted to employees and directors under the fair value based method [note 10[d][v]].

3. CHANGE IN ACCOUNTING POLICIES

Goodwill and intangible assets

Effective May 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants new Handbook Section 3062 and the standard from the Financial Standards Board (SFAS 142), both entitled "Goodwill and Other Intangible Assets". Under these standards; (i) goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually and (ii) intangible assets with finite lives acquired in a business combination or other transaction are to be amortized based on their estimated useful lives. As at May 1, 2002, there was no recorded goodwill and the Company's intangible assets had finite lives and will continue to be amortized over their estimated useful lives. The adoption of Section 3062 and SFAS 142 did not have any impact on the Company's financial position or results of operations as at May 1, 2002.

3. CHANGE IN ACCOUNTING POLICIES (CONT'D)

Stock-based compensation

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective May 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. The Company has adopted the disclosure only provisions of section 3870 for stock options granted to employees and directors and consequently has disclosed the proforma effects to loss and loss per share as if the fair value method had been used [note 10[d][v]].

4. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

[a] Cash equivalents

Cash equivalents includes $5,315,050 [2002—$1,499,619] of commercial paper with maturities to June 23, 2003 and a weighted average interest rate of 2.2% [2002—2.2%]. Of the total amount of cash and cash equivalents, $3,482,275 (US$2,429,382) [2002—$887,279 (US$565,686)] are denominated in US dollars.

[b] Short-term investments

Short-term investments include investment grade commercial paper, guaranteed investment certificates, Government of Canada, provincial and municipal investments with a weighted average interest rate of 3.4% [2002—3.8%] and maturity dates to November 15, 2004. At April 30, 2003, the fair value of the short-term investments was approximately $19,432,000 [2002—$35,285,000], based on quoted market prices.

5. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, amounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Financial Risk

Financial risk is the risk to the Company that arises from fluctuations in interest rates and foreign exchange rates as well as credit risk associated with the financial stability of the issuers of the financial instruments and the degree of volatility of these rates. The Company purchases a significant amount of its goods and services in United States ("US") dollars and also earns research and development collaboration revenue in US dollars and accordingly fluctuations in foreign exchange rates can impact the results of operations. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations. The Company's cash equivalents and investments are invested in fixed rate securities.

Credit Risk

Amounts receivable includes amounts owing of $2,833,617 (US$1,976,850) from one party pursuant to a collaboration and license agreement.

6. CAPITAL ASSETS

	Cost $	Accumulated Amortization $	Net Book Value $
2003			
Furniture and equipment	**2,648,942**	**1,628,469**	**1,020,473**
Computer equipment	**620,792**	**335,931**	**284,861**
Leasehold improvements	**1,154,687**	**1,138,981**	**15,706**
	4,424,421	**3,103,381**	**1,321,040**
2002			
Furniture and equipment	2,617,377	1,443,269	1,174,108
Computer equipment	528,971	248,669	280,302
Leasehold improvements	1,132,238	1,030,956	101,282
	4,278,586	2,722,894	1,555,692

During the year ended April 30, 2003, amortization expense for capital assets was $452,629 [2002—$430,003; 2001—$349,133].

7. INTANGIBLE ASSETS

	Cost $	Accumulated Amortization $	Net Book Value $
2003			
Acquired technology	**1,641,807**	**82,090**	**1,559,717**
Technology licenses	**1,322,837**	**574,942**	**747,895**
Patents	**913,092**	**207,189**	**705,903**
Trademarks	**27,388**	**5,149**	**22,239**
	3,905,124	**869,370**	**3,035,754**
2002			
Technology licenses	609,000	472,900	136,100
Patents	812,781	252,288	560,493
Trademarks	25,886	2,485	23,401
	1,447,667	727,673	719,994

April 30, 2003 (Expressed in Canadian dollars)

7. INTANGIBLE ASSETS (CONT'D)

[a] On May 20, 2002, the Company acquired two pre-clinical programs (lipopeptide and polyene) from IntraBiotics Pharmaceuticals, Inc. and entered into a license and research agreement with BioSource Pharm, Inc. for consideration as follows:

[i] $618,560 (US$400,000) in cash and the issuance of 750,000 Series A preferred shares with a value of $618,561 (US$400,001) [note 10[b][ii]]; and

[ii] the issuance of 1,000,000 Series B preferred shares with a value of $2 (US$1) [note 10[b][ii]].

The amount of $1,237,123 (US$800,002) has been recorded as acquired technology. The Company is also obligated in the future to pay up to US$3,000,000 cash if certain drug development milestones are achieved and royalties on future product sales.

[b] On September 12, 2002, the Company acquired a portfolio of antiviral technologies and product candidates pursuant to a Call for Tenders in the bankruptcy of Origenix Technologies Inc. and entered into a collaboration and license agreement with Hybridon, Inc. in respect of one of the acquired technologies (the "HPV oligonucleotide drug candidate") for consideration as follows:

[i] $817,260 in cash and the issuance of 250,000 Series C preferred shares with a value of $396,575 (US$250,000) [note 10[b][ii]];

[ii] the issuance of 5,250,000 Series C preferred shares with a value of $2 (US$1) [note 10[b][ii]]; and

[iii] royalties on future product sales of the HPV oligonucleotide drug candidate.

Of the total amount of $1,213,837, the portion related to the collaboration and license agreement in the amount of $713,837 has been recorded as technology licenses and $500,000 has been recorded as acquired technology.

[c] During the year ended April 30, 2003, amortization expense for intangible assets was $316,297 [2002—$268,513; 2001—$195,860].

[d] During the year ended April 30, 2003, the Company performed a review of the carrying value of its intangible assets and as a result $689,542 [2002—$1,129,782; 2001—$17,519] of net book value was written off.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003 $	2002 $
Trade accounts payable	**1,378,848**	4,433,527
Accrued compensation	**795,567**	313,505
Accrued contract research	**1,216,486**	2,504,108
Accrued liabilities and other	**165,486**	256,095
	3,556,387	7,507,235

9. COMMITMENTS

[a] Premises lease agreement

The Company has the following future minimum lease commitments with respect to its office and research premises which expires May 14, 2005:

	$
2004	437,668
2005	437,668
2006	18,236
	893,572

Rent expense for the year ended April 30, 2003 amounted to $335,850 [2002—$318,350; 2001—$286,354] net of sublease income of $42,500 [2002—$60,000; 2001—$60,424] and leasehold inducement amortization of $49,412 [2002—$49,412; 2001—$49,412].

[b] Research, manufacturing, service and license agreements

[i] The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company. The license agreements begin to expire at the later of 2017 or the expiration of the last patent filed under the agreements. As at April 30, 2003 and 2002, no royalties were payable.

[ii] The Company, pursuant to research, manufacturing, service and technology agreements, has made commitments to fund $4,929,000 (US$3,439,000) to April 30, 2004.

10. SHARE CAPITAL

[a] Authorized

300,000,000 common shares without par value

100,000,000 preferred shares without par value, issuable in series

April 30, 2003 (Expressed in Canadian dollars)

10. SHARE CAPITAL (CONT'D)

[b] Issued and outstanding

[i] Common Shares

	Number of Common Shares #	Amount $
Balance, April 30, 2000	31,536,517	49,013,357
Issued for cash pursuant to:		
Exercise of stock options	56,375	158,706
Exercise of warrants	3,572,750	8,395,963
Exercise of underwriter options	193,417	822,022
Exercise of Special Warrants, net of issue costs	4,000,000	37,331,627
Balance, April 30, 2001	39,359,059	95,721,675
Issued for cash pursuant to:		
Exercise of stock options	15,000	49,500
Issued pursuant to license and development agreement	100,000	587,000
Balance, April 30, 2002	39,474,059	96,358,175
Issued for cash pursuant to:		
Private placement with senior executives	48,100	43,290
Private placement with Biotechnology Value Fund	7,850,000	5,495,000
Issued on conversion of Series C, preferred shares *[note 10[b][iii]]*	379,139	396,575
Balance, April 30, 2003	47,751,298	102,293,040

Private Placement with Senior Executives

On August 26, 2002, the Company issued 48,100 common shares at the market price of $0.90 per common share for proceeds of $43,290 to four senior executives pursuant to the re-investment of a portion of these executives' compensation.

Private Placement with Biotechnology Value Fund

On December 3, 2002, the Company issued 7,850,000 common shares for proceeds of $5,495,000. Additionally, the company issued warrants to purchase (i) 987,500 common shares at $1.50 per common share; and (ii) 982,914 common shares at $3.00 per common share. These warrants, subject to certain earlier expiry provisions, expire December 5, 2005 and December 3, 2007, respectively. The warrant holders, pursuant to the terms of the warrants, can elect, when exercising their warrants, to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

Special Warrant Financing

Pursuant to an Underwriting Agreement dated March 20, 2000, the Company issued 4,000,000 Special Warrants at a price of $10.00 each for gross proceeds of $40,000,000 before deducting the underwriters' commission of $2,400,000 and other expenses of $268,373. The Special Warrants were converted into 4,000,000 common shares for no additional consideration during the year ended April 30, 2001. Underwriter options that were granted for the purchase of 400,000 common shares, expired unexercised.

Special Unit Financing

During the year ended April 30, 2001, the Company issued 3,572,750 common shares pursuant to the exercise of warrants granted in connection with a financing completed in August 1999, for gross proceeds of $8,395,963. In addition, the Company issued 193,417 common shares upon the exercise of underwriter options, for gross proceeds of $822,022 and the remaining 256,415 underwriter options that were granted expired unexercised.

[ii] Preferred Shares

Preferred shares, Series A

	Number of Shares #	Amount $
Balance, April 30, 2002	—	—
Issued pursuant to asset acquisition *[note 7[a]]*	750,000	618,561
Redeemed by cash payment	(400,000)	(618,560)
Balance, April 30, 2003	350,000	1

During the year ended April 30, 2003, the Company paid US$400,000 upon the redemption of 400,000 of the Series A preferred shares.

The 350,000 Series A preferred shares outstanding at April 30, 2003 are, at the Company's option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series A preferred share, from time to time upon the achievement of specified drug development milestones in the Company's lipopeptide and polyene programs. As the achievement of the specified drug development milestones for the redemption or conversion of the 350,000 Series A preferred shares are uncertain, these Series A preferred shares have been recorded at an aggregate value of US$1. Effective May 19, 2010, the Company can redeem the then outstanding Series A preferred shares for an aggregate value of US$1.

If the Company elects to convert any of the Series A preferred shares into common shares the conversion will be based upon the average closing price of the Company's common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the "Conversion Price"). If the average closing price of the Company's common shares for the 20 trading days subsequent to a conversion date is less than the Conversion Price the Company is obligated to pay the difference in cash for the applicable number of common shares.

April 30, 2003 (Expressed in Canadian dollars)

10. **SHARE CAPITAL (CONT'D)**

[b] Issued and outstanding

Preferred shares, Series B

	Number of Shares #	Amount $
Balance, April 30, 2002	—	—
Issued pursuant to license and collaboration agreement *[note 7[a]]*	1,000,000	2
Balance, April 30, 2003	1,000,000	2

The Series B preferred shares are, at the Company's option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series B preferred share from time to time upon the achievement of specified drug development milestones in the Company's lipopeptide and polyene programs. As the achievement of the specified drug development milestones for the redemption or conversion of 1,000,000 Series B preferred shares are uncertain, the Series B preferred shares have been recorded at an aggregate value of US$1. Effective May 19, 2010, the Company can redeem the then outstanding Series B preferred shares for an aggregate value of US$1.

If the Company elects to convert any of the Series B preferred shares into common shares the conversion will be based upon the average closing price of the Company's common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the "Conversion Price"). If the average closing price of the Company's common shares for the 20 trading days subsequent to a conversion date is less than the Conversion Price the Company is obligated to pay the difference in cash for the applicable number of common shares.

Preferred shares, Series C

	Number of Shares #	Amount $
Balance, April 30, 2002	—	—
Issued pursuant to license and collaboration agreement *[note 7[b][i] and [ii]]*	5,500,000	396,577
Converted into common shares	(250,000)	(396,575)
Balance, April 30, 2003	5,250,000	2

During the year ended April 30, 2003, the Company converted 250,000 of the Series C preferred shares into 379,139 common shares of the Company.

The 5,250,000 Series C preferred shares outstanding at April 30, 2003 are, at the Company's option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series C preferred share, from time to time upon the achievement of specified drug development milestones in the Company's HPV oligonucleotide program. As the achievement of the specified drug development milestones for the redemption or conversion of the 5,250,000 Series C preferred shares are uncertain, the Series C preferred shares have been recorded at an aggregate value of US$1. Effective December 16, 2010, the Company can redeem the then outstanding Series C preferred shares for an aggregate value of US$1.

If the Company elects to convert any of the Series C preferred shares into common shares the conversion price will be based upon the greater of: the average closing price of the Company's common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the "Average Price"); and $0.88 per common share. If the Average Price is less than $0.88 and/or the average closing price of the Company's common shares for the 20 trading days (or such longer period as may be determined based on the average trading volume of the Company's common shares) subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares.

[c] Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan ("Plan") to protect its shareholders from unfair, abusive or coercive takeover strategies. The Plan was approved by the shareholders of the Company on September 7, 2001 and, subject to reconfirmation by shareholders at the 2005 annual general meeting of the Company, will remain in effect until July 31, 2010, unless terminated earlier. Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company's outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price. A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company's Board of Directors.

April 30, 2003 (Expressed in Canadian dollars)

10. SHARE CAPITAL (CONT'D)

[d] Stock options

The Company has two stock option plans pursuant to which stock options are granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members.

[i] The 1996 stock option plan ("1996 Plan") was approved by the shareholders in 1996. The 1996 Plan was subsequently amended to make available 2,000,000 common shares which were conditionally reserved for issuance. The maximum number of options that may be granted pursuant to the 1996 Plan was decreased to 1,597,526 when the Company's 2000 Stock Option Plan ("2000 Plan") was approved [note 10[d][ii]] of which 62,250 have been exercised leaving 1,535,276 options that can be granted pursuant to the 1996 Plan. As at April 30, 2003, there are 1,086,625 stock options outstanding pursuant to the 1996 Plan [2002—801,500] and 448,651 common shares available for future option grants. The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed grant of options under this plan effective March 28, 2002. Options granted under the 1996 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors, and are exercisable for five years from the date of vesting. The 1996 Plan will terminate on February 9, 2006.

[ii] The 2000 Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Plan was amended at the Company's 2002 Annual General Meeting to make available 4,000,000 common shares as reserved for issuance. As at April 30, 2003, there are 2,170,250 [2002—1,857,000] stock options outstanding pursuant to the 2000 Plan and 1,829,750 common shares are available for future option grants. Options granted under the 2000 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors and are exercisable for five years from the date of vesting. The 2000 Plan will terminate on July 31, 2010.

[iii] Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $
Balance, April 30, 2000	2,103,533	3.28
Options granted	503,768	5.02
Options exercised	(56,375)	2.82
Options forfeited	(848,726)	2.98
Balance, April 30, 2001	1,702,200	3.97
Options granted	1,923,000	1.32
Options exercised	(15,000)	3.30
Options forfeited	(951,700)	3.55
Balance, April 30, 2002	2,658,500	2.20
Options granted	849,000	0.84
Options forfeited	(250,625)	4.65
Balance, April 30, 2003	3,256,875	1.66

[iv] The following table summarizes information about options outstanding with respect to both the 1996 and 2000 Stock Option Plans at April 30, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life years	Exercisable #	Weighted Average Exercise Price $
0.60-0.90	1,257,000	0.82	7.0	503,375	0.83
0.91-1.35	348,500	0.92	7.0	115,250	0.93
1.36-2.00	1,098,750	1.61	6.3	451,750	1.63
2.01-3.00	118,500	2.54	5.5	88,250	2.64
3.01-4.50	206,625	3.60	2.7	200,625	3.60
4.51-6.00	186,000	5.18	3.6	169,500	5.15
6.01-9.00	41,500	6.60	6.4	21,250	6.63
	3,256,875	1.66	6.2	1,550,000	2.09

[v] The following pro forma financial information presents the loss and loss per common share had the Company recognized stock based compensation for options granted to employees and directors during the year ended April 30, 2003 using the fair value accounting method.

	2003 $
Loss for the year as reported	(12,350,013)
Stock based compensation	(199,000)
Proforma loss for the year	(12,549,013)
Proforma basic and diluted loss per share	(0.30)

Under the transitional provisions of Section 3870, comparative figures are not required.

April 30, 2003 (Expressed in Canadian dollars)

10. SHARE CAPITAL (CONT'D)

The estimated fair value of stock options granted during the year ended April 30, 2003 was determined using the Black-Scholes option pricing model using the following weighted average assumptions, resulting in a weighted average fair value of $0.62 per option:

Annualized volatility	91.5%
Risk-free interest rate	3.4%
Expected life	5.0 years
Dividend yield	0.0%

[e] Shares to be issued

Pursuant to a consulting agreement dated September 22, 1997 the Company is obligated to issue 22,000 common shares at a fair value of $111,072 (US$80,000). Upon issue of these common shares, the number and value of the shares will be transferred to share capital.

[f] Escrowed shares

At April 30, 2003, 1,186,772 [2002—1,186,772] common shares are held in escrow. These escrowed shares were issued in 1993 to the then principals of the Company. The escrowed shares may be released upon specific milestones being achieved by the Company and/or based on the Company's cumulative cash flow. Any shares not released by October 22, 2005 will be cancelled.

[g] Loss per common share

	2003	2002	2001
Numerator			
Loss for the year	**($12,350,013)**	($19,910,904)	($11,708,706)
Denominator			
Weighted average number of common shares outstanding including escrowed shares	**42,812,562**	39,449,059	38,432,819
Less: weighted average number of escrowed shares outstanding	**(1,186,772)**	(1,186,772)	(1,186,772)
Weighted average number of common shares outstanding	**41,625,790**	38,262,287	37,246,047
Basic and diluted loss per common share	**$(0.30)**	$(0.52)	$(0.31)

11. INCOME TAXES

As at April 30, 2003 the Company has approximately $17,509,000 of research and development expenditures available for unlimited carryforward, $4,777,000 of investment tax credits which begin to expire in 2004 and $50,628,000 of non-capital losses which begin to expire in 2004, which may be used to reduce future Canadian income taxes otherwise payable. The investment tax credits and non-capital losses expire as follows:

	Investment Tax Credits $	Non-Capital Loss Carryforwards $
2004	22,000	2,013,000
2005	64,000	3,263,000
2006	274,000	3,965,000
2007	453,000	6,780,000
2008	634,000	9,257,000
2009	690,000	16,829,000
2010	602,000	8,521,000
2011	810,000	—
2012	619,000	—
2013	609,000	—
	4,777,000	50,628,000

In addition, the Company has net capital loss carryforwards of approximately $1,500,000 which may be used to reduce future taxable capital gains. The Company also has a net operating loss carryforward for US federal income tax purposes of approximately $650,000, which begins to expire in 2011.

Significant components of the Company's future tax assets as of April 30 are shown below:

	2003 $	2002 $
Future tax assets:		
Research and development expense carryforwards	**9,313,000**	8,165,000
Loss carryforwards	**18,034,000**	15,517,000
Share issue costs	**295,000**	587,000
License fees received	**411,000**	—
Tax values of depreciable assets in excess of accounting values	**1,598,000**	1,070,000
Total future tax assets	**29,651,000**	25,339,000
Valuation allowance	**(29,651,000)**	(25,339,000)
Total future tax assets	**—**	—

No income tax benefits relating to the future tax assets have been recognized in the accounts as their realization does not meet the requirements of "more likely than not" under the liability method of tax allocation.

April 30, 2003 (Expressed in Canadian dollars)

11. INCOME TAXES (CONT'D)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 38.95% [2002—42.95%; 2001—45.29%] statutory tax rate, at April 30, is:

	2003 $	2002 $	2001 $
Income tax recovery at statutory rates	**(4,810,000)**	(8,552,000)	(5,303,000)
Non-capital loss carried forward	**3,319,000**	7,228,000	4,068,000
Amortization in excess of capital cost allowance for tax	**299,000**	300,000	247,000
Write-down of intangible assets	**269,000**	485,000	—
Research and development expenses carried forward	**789,000**	913,000	1,345,000
License fees received	**449,000**	—	—
Share issue costs	**(320,000)**	(353,000)	(372,000)
Other	**5,000**	(21,000)	15,000
	—	—	—

12. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada.

13. COLLABORATIVE AGREEMENTS

On July 8, 2002, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. for the North American rights to the Company's product candidate for the prevention of central venous catheter-related bloodstream infections (the "CVC product candidate"). Pursuant to the terms of the agreement, the Company received an up-front license fee of US$1,000,000 and is entitled to receive milestone payments up to US$20,000,000 upon the achievement of certain development and commercial milestones and a 20% royalty on sales of the product. As well, the Company receives funding for all development costs for the CVC product candidate. The upfront license fee is being amortized into income over the estimated development period (approximately three and one-half years) for the CVC product candidate in the United States, Canada and Mexico with the unamortized portion being recorded as deferred revenue on the balance sheet. The development cost funding is recognized as revenue as the clinical development activities are performed under the terms of the agreement. The agreement may be terminated by Fujisawa during specified periods if it determines that further development or commercialization of the product candidate is not warranted. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

14. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("US GAAP"), except as follows:

[a] Under Canadian GAAP, the acquired technology is capitalized and amortized straight line over its estimated useful life of ten years. Under US GAAP, the acquired technology would be classified as in-process research and development and written off immediately as it does not have any other alternative uses.

[b] Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy was adopted effective May 1, 2002 [see note 3] and applies to options granted on or after May 1, 2002. For purposes of reconciliation to US GAAP, the Company recorded additional compensation expense of approximately $50,000 [2002—$44,000; 2001—$62,000] in respect of options granted to consultants prior to May 1, 2002 and earned during the year ended April 30, 2003. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the years ended April 30, 2003, 2002 and 2001, respectively: risk free interest rates of 3.4%, 4.3% and 3.8%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 92%, 85% and 81%; and a weighted average expected life of the options of five years.

[c] Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company re-evaluated its classification and accordingly, as of May 1, 2001, the Company determined it would re-classify its short term investments from available-for-sale securities to held-to-maturity securities, which are to be carried at amortized cost. The unrealized gains and losses, if any, are not included in the consolidated statement of loss as the gains and losses are unlikely to be realized due to the Company's intent to hold the underlying securities to maturity. The Company has amortized the unrealized gain at May 1, 2001 over the remaining life of the security.

April 30, 2003 (Expressed in Canadian dollars)

14. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

[d] For purposes of reconciliation to US GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during the year except shareholder transactions. For the Company, accumulated other comprehensive income comprises only unrealized gains on available-for-sale securities.

The impact of significant US GAAP variations on the Consolidated Balance Sheets are as follows:

	2003 $	2002 $
Short-term investments	**19,431,847**	35,293,017
Intangible assets	**797,891**	719,994
Additional paid-in capital	**1,958,323**	1,881,197
Accumulated other comprehensive income	**—**	11,968
Deficit	**(77,739,383)**	(63,101,507)

The impact of significant US GAAP variations on the Consolidated Statements of Loss are as follows:

	2003 $	2002 $	2001 $
Loss for the year, Canadian GAAP	**(12,350,013)**	(19,910,904)	(11,708,706)
Adjustment for amortization and write-down of acquired technology	**400,571**	—	—
Adjustment for amortization of technology licenses	**35,692**	—	—
Adjustment for purchase of in-process research and development	**(2,674,126)**	—	—
Adjustment for stock-based compensation - non-employees	**(50,000)**	(44,000)	(62,000)
Loss for the year, US GAAP	**(14,637,876)**	(19,954,904)	(11,770,706)
Unrealized gains on investments	—	—	97,536
Reclassification adjustment for unrealized gains on short-term investments	**(11,968)**	(85,568)	—
Comprehensive loss for the year, US GAAP	**(14,649,844)**	(20,040,472)	(11,673,170)
Basic and diluted loss per share, US GAAP	**$(0.35)**	$(0.52)	$(0.32)
Weighted average number of common shares outstanding, US GAAP	**41,625,790**	38,262,287	37,246,047

[e] In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34". FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing certain types of guarantees and provide certain note disclosure. The disclosure provisions of FIN 45 are effective for financial statements ending after December 15, 2002; however, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The initial adoption of FIN 45 did not have a material impact on the Company's financial position, results of operations or cash flows.

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted during the year ended April 30, 2003.

16. RELATED PARTY TRANSACTIONS

[a] During the year ended April 30, 2003, the Company incurred legal fees of $732,756 [2002—$377,546; 2001—$142,554] inclusive of sales taxes, payable to a law firm where an officer of the Company is a partner. Included in accounts payable and accrued liabilities at April 30, 2003, is $253,382 [2002—$143,550] owed to this law firm. This amount is payable under normal trade terms.

[b] During the year ended April 30, 2002, the Company incurred consulting fees of $10,000 payable to a director of the Company for additional services provided while the Company was recruiting a new President and Chief Executive Officer.

Corporate Information

BOARD OF DIRECTORS

David Scott, MBA [2, 3]
Chairman of the Board

Michael J. Abrams, PhD
Director

James M. DeMesa, MD, MBA
Director

Kenneth H. Galbraith, CA [1]
Director

Steven Gillis, PhD [2]
Director

Colin R. Mallet, BA [1, 3]
Director

Robert W. Rieder, MBA [1, 2]
Director

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Corporate Governance Committee

R. Hector Mackay-Dunn, BA, LLB
Corporate Secretary

MANAGEMENT TEAM

James M. DeMesa, MD, MBA
President & CEO

Jacob J. Clement, PhD
Sr. VP, Science & Technology, CSO

Nancy S. Coulson, BSc, MBA
Sr. VP, Product Development

William D. Milligan, BSc
Sr. VP, Corporate Development & CBO

Arthur J. Ayres, CA
VP, Finance, CFO

K. David Campagnari, MBA
VP, Operations

C. Robert Cory, PhD, MBA
VP, Business Development

Richard Coulson, PhD
VP, Technology Development

H. David Friedland, MD
VP, Clinical & Medical Affairs

CLINICAL ADVISORY BOARD

Dennis Maki, MD
Chairman

Anthony W. Chow, MD, FRCPC, FACP

William Craig, MD

Donald E. Low, MD, FRCPC

George H. McCracken Jr, MD

Barbara Murray, MD

SCIENTIFIC ADVISORY BOARD

André B. Charette, PhD

William Craig, MD

Ving J. Lee, PhD

Lorne J. Tyrrell, MD, PhD

HEAD OFFICE, LABORATORY AND CORPORATE COMMUNICATIONS

BC Research Complex
3650 Wesbrook Mall
Vancouver, British Columbia
Canada V6S 2L2
Website: www.mbiotech.com
E-mail: info@mbiotech.com
Tel: 604 221 9666
Fax: 604 221 9688

LEGAL COUNSEL

Corporate
Farris, Vaughan, Wills & Murphy
PO Box 10026 Pacific Centre
Toronto Dominion
Bank Tower
700 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1B3

Intellectual Property & Patent
Seed Intellectual Property Law Group
Suite 6300
701 Fifth Avenue
Seattle, Washington
USA 98104–7092

BANKERS

Royal Bank of Canada
Vancouver, British Columbia

AUDITORS

Ernst & Young LLP
Chartered Accountants
PO Box 10101 Pacific Centre
Toronto Dominion
Bank Tower
700 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C7

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company
10th Floor
625 Howe Street
Vancouver, British Columbia
Canada V6C 3B8

STOCK LISTING

The company's common shares are traded on The Toronto Stock Exchange (TSX) under the trading symbol MBI, and in the United States over the counter under the trading symbol MGIXF.

ANNUAL GENERAL MEETING

2:00 pm
Tuesday, September 9, 2003
Waterfront Centre Hotel
Princess Louisa Suite
500 Canada Place Way
Vancouver, British Columbia
Canada

Forward–looking Statements

This Annual Report, including the discussion "Message From The MBI Team" and "Management's Discussion & Analysis of Financial Condition and Results of Operations" contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others: uncertainties related to early stage of development, technology and product development; dependence on current and future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming Quarterly Reports and other filings with the Canadian securities regulatory authorities and the US Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

MICROLOGIX

MICROLOGIX BIOTECH INC.
BC Research Complex
3650 Wesbrook Mall
Vancouver, British Columbia
Canada V6S 2L2

Tel: 604 221 9666
Fax: 604 221 9688
Website: www.mbiotech.com